UNITED STATES
Securities and Exchange Com
Washington, D.C. 205

08029391

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AB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securties Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATON

NAME OF BROKER-DEALER:

Countrywide Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

4500 Park Granada
(No. and Street)

Calabasas (City) CA (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Hively (818) 225-3574
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City) CA (State) 90071-1568 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.***

OATH OR AFFIRMATION

I, Steven E. Hively, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VICTORIA CHRISTINE DICKRAN
Commission # 1716123
Notary Public - California
Ventura County
MyComm. Expires Jan 12, 2011

signature

Managing Director Chief Financial Officer
Title

Notary Plublic

This report ** contains (Check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRYWIDE SECURITIES CORPORATION
AND SUBSIDIARY
(A Wholly Owned Subsidiary of
Countrywide Capital Markets, Inc.)

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Countrywide Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Countrywide Securities Corporation and subsidiary (the Company), a wholly owned subsidiary of Countrywide Capital Markets, Inc., as of December 31, 2007, and the related consolidated statements of earnings, changes in stockholder's equity and comprehensive income, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Countrywide Securities Corporation and subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 28, 2008

COUNTRYWIDE SECURITIES CORPORATION
AND SUBSIDIARY
(A Wholly Owned Subsidiary of
Countrywide Capital Markets, Inc.)

Consolidated Statement of Financial Condition

December 31, 2007

(Dollars in thousands)

Assets		
Cash	$	30,472
Cash segregated in compliance with federal regulations		52,500
Securities purchased under agreements to resell		4,048,024
Receivables from broker/dealers and clearing organizations		1,354,763
Receivables from customers		144,008
Trading securities owned, at fair value ($6,880,369 pledged as collateral)		18,776,648
Memberships in exchanges, at cost (market value $1,923)		686
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $11,701		16,153
Deferred tax assets, net		21,423
Other assets		136,301
Total assets	$	24,580,978
Liabilities and Stockholder's Equity		
Payables to broker/dealers and clearing organizations	$	1,210,563
Payables to customers		182,412
Trading securities sold, not yet purchased, at fair value		2,470,628
Securities sold under agreements to repurchase		19,011,865
Accounts payable and accrued liabilities		139,935
Intercompany income taxes payable		9,313
Due to affiliates		153,913
Total liabilities		23,178,629
Commitments and contingencies		
Stockholder's equity:		
Capital stock – no par value. Authorized 100,000 shares; issued and outstanding 30 shares		288
Additional paid-in capital		183,286
Accumulated other comprehensive loss – foreign currency translation adjustment		(201)
Retained earnings		1,218,976
Total stockholder's equity		1,402,349
Total liabilities and stockholder's equity	$	24,580,978

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2007

(Dollars in thousands)

Revenues:	
Securities trading	$ (77,021)
Underwriting activities	77,832
Conduit management fees	226,866
Interest earned	3,152,703
Other income	10,161
	3,390,541
Expenses:	
Employee compensation and benefits	209,064
Interest expense	3,001,416
Clearance fees	3,567
Occupancy and equipment	6,923
Communications and data processing	15,010
Other expenses	49,004
	3,284,984
Earnings before income taxes	105,557
Provision for income taxes	41,521
Net earnings	$ 64,036

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2007

(Dollars in thousands)

		Capital stock	Additional paid-in capital	Accumulated other comprehensive loss – foreign currency translation adjustment	Retained earnings	Total stockholder's equity
Balances at December 31, 2006	$	288	174,900	(697)	1,154,940	1,329,431
Comprehensive income:						
Net earnings		—	—	—	64,036	64,036
Change in foreign currency translation adjustment		—	—	496	—	496
Total comprehensive income						64,532
Noncash capital contribution pursuant to stock-based compensation plans		—	6,328	—	—	6,328
Excess tax benefit related to stock-based compensation		—	2,058	—	—	2,058
Balances at December 31, 2007	$	288	183,286	(201)	1,218,976	1,402,349

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION
AND SUBSIDIARY
(A Wholly Owned Subsidiary of
Countrywide Capital Markets, Inc.)

Consolidated Statement of Changes in Subordinated Borrowings

Year ended December 31, 2007

(Dollars in thousands)

Subordinated borrowings at December 31, 2006	$	—
Increases:		
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2007	$	—

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of
Countrywide Capital Markets, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2007

(Dollars in thousands)

Cash flows from operating activities:		
Net earnings	$	64,036
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization		6,574
Stock-based compensation expense		6,328
Deferred tax benefit		37,890
Decrease in cash segregated in compliance with federal regulations		45,000
Decrease in securities purchased under agreements to resell		17,829,748
Decrease in receivables from broker/dealers and clearing organizations		2,933,080
Decrease in receivables from customers		426,480
Decrease in trading securities owned, at fair value		2,471,272
Decrease in other assets		116,647
Increase in payables to broker/dealers and clearing organizations		1,030,581
Decrease in payables to customers		(136,818)
Decrease in trading securities sold, not yet purchased, at fair value		(1,635,066)
Decrease in securities sold under agreements to repurchase		(23,002,158)
Decrease in accounts payable and accrued liabilities		(186,797)
Decrease in intercompany income taxes payable		(449)
Increase in due to affiliates		121,743
Net cash provided by operating activities		128,091
Cash flows used in investing activities:		
Purchase of furniture, equipment, and leasehold improvements		(3,669)
Disposal of furniture, equipment and leasehold improvements		960
Net cash used in investing activities		(2,709)
Cash flows used in financing activities:		
Excess tax benefits related to stock-based compensation		2,058
Payments on bank loan		(105,049)
Net cash used in financing activities		(102,991)
Foreign currency translation adjustment		496
Increase in cash		22,887
Cash at beginning of year		7,585
Cash at end of year	$	30,472
Supplemental disclosure of cash flow information:		
Interest paid	$	3,005,862
Taxes paid		1,984
Supplemental disclosure of noncash operating and financing activity:		
Noncash capital contribution related to stock-based compensation	$	8,386

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

(a) Organization

Countrywide Securities Corporation and subsidiary (the Company) is a California corporation and is a wholly owned subsidiary of Countrywide Capital Markets, Inc. (the Parent), which in turn is a wholly owned subsidiary of Countrywide Financial Corporation, Inc. (CFC). During 2007, the Company ceased operations of its wholly owned subsidiary, Countrywide Capital Markets Asia Ltd. (the Subsidiary), incorporated in the Cayman Islands with a branch office in Tokyo, Japan.

(b) Nature of Business

Countrywide Securities Corporation (CSC) is a broker/dealer registered with the Securities and Exchange Commission (SEC), is regulated by the Financial Industry Regulatory Authority (FINRA), and is an authorized counterparty (primary dealer) with the Federal Reserve Bank of New York in the performance of its open market operations. CSC trades mortgage-backed securities (MBS), U.S. government securities, and other fixed income securities with broker/dealers, institutional investors, and affiliates.

The Subsidiary was a securities dealership regulated by the Financial Services Agency, was a member of the Japanese Securities Dealers Association and the Japanese Investor Protection Fund, and maintained a sales office in Tokyo, Japan. The Subsidiary offered U.S. mortgage and government securities for sale to non-U.S. major financial institutions in Japan and other Asian countries. The sales office in Tokyo, Japan was closed on November 30, 2007.

(c) Impact of Global Credit Markets

During the second half of 2007, the principal securities markets in which the Company transacts experienced unusually heightened price volatility, reduced investor demand, and a decline in market liquidity. In response to this market environment, the Company pursued a strategy to reduce its risk exposure by significantly decreasing its trading securities positions and reducing the level of financing it provides to other institutions. While this strategy had the short-term unfavorable effect of reducing earnings of the Company, it had the benefit of reducing the risk levels of the Company during a time of market distress and uncertainty. At various times during this period, the Company was required to enhance its collateral positions related to its financing and settlement processes, fulfilling the requirements through the use of an unsecured borrowing with an affiliate. In addition, the Company ceased its involvement in the conduit management business.

For its collateralized mortgage obligations portfolio, the company is dependent on limited sources of financing, which includes financing from affiliates. Should these nonaffiliate sources of financing become unavailable, the Company would place a greater reliance on financing from its affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of services, including principal transactions, agency transactions, and underwriting new issuances of securities. All material intercompany balances and transactions are eliminated in consolidation.

(b) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include valuation of trading securities including derivatives, valuation of assets underlying the conduit management fees, and accrued liabilities for guarantees. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition. Trading securities are carried at fair value, which is generally based on observable market prices. If observable market prices are not available, fair value is determined in good faith by management.

Fair values of forwards, interest rate and credit default swaps, and options contracts are recorded in trading securities owned or sold, not yet purchased, as appropriate. Open equity positions in futures transactions are recorded as receivables and payables from broker/dealers and clearing organizations.

(d) Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are recorded at their contractual amounts plus accrued interest and are accounted for as secured borrowings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Company

(Continued)

may require counterparties to deposit additional collateral or return collateral pledged when appropriate. These instruments are collateralized principally by mortgage-backed securities and government agency securities and generally have terms ranging from overnight to one year. The Company reports reverse repurchase agreements and repurchase agreements net by counterparty, when applicable, pursuant to Financial Accounting Standards Board (FASB) Interpretation 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). Excluding the impact of FIN 41, reverse repurchase agreements had a carrying amount of $15.3 billion and repurchase agreements had a carrying amount of $30.3 billion.

At December 31, 2007, the fair value of the collateral accepted related to reverse repurchase agreements was $15.6 billion, of which $1.7 billion was sold and $13.8 billion was repledged. Collateral pledged where the secured party does not have the right to sell or repledge such collateral is included in securities purchased under agreements to resell and had a fair value of $1.0 billion at December 31, 2007.

(e) Securities-Lending Activities

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the fair value of the applicable securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivables from and payables to broker/dealers and clearing organizations in the consolidated statement of financial condition. The Company reports securities borrowed and securities loaned net by counterparty, when applicable, pursuant to FASB Interpretation 39, *Offsetting Amounts Related to Certain Contracts* (FIN 39). Securities borrowed contracts had a carrying amount of $0.9 billion at December 31, 2007, of which none were offset under FIN 39.

At December 31, 2007, the fair value of the collateral accepted related to securities borrowed was $0.9 billion, of which $0.4 billion was sold and $0.4 billion was repledged. Collateral pledged where the secured party does not have the right to sell or repledge such collateral is included in securities borrowed and had a fair value of $4.8 million at December 31, 2007.

(f) Collateral

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements as trading securities owned, at fair value, when the secured party cannot sell or repledge the assets. All trading securities pledged as collateral to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are included in trading securities owned, at fair value, pledged as collateral, as required by Statement of Financial Accounting Standards (SFAS)

(Continued)

No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of SFAS* No. 125.

(g) Trading Gains and Losses

The Company buys, sells, and holds securities and derivatives for trading purposes and to facilitate customer activity. Trading gains and losses arising from these buys and sells, as well as unrealized gains and losses arising from changes in the market value of trading inventory, are recorded net in gains and losses on principal transactions. All trading gains and losses associated with securities and derivatives trading are recorded in the consolidated statement of earnings on the trade date.

Derivatives used for hedging and risk management purposes include interest rate and credit default swaps, forwards, futures, purchased options, and options written. Unrealized and realized gains or losses on these derivative contracts are recognized currently in the consolidated statement of earnings.

(h) Conduit Management Fees

Conduit activities include managing the purchase, warehousing, and ultimate disposition of residential mortgage loans, prime and nonprime, on behalf of an affiliate. These loans are accumulated by an affiliate for disposition either in the form of securitizations or loan sales. In connection with such activities, the Company earns a management fee related to the performance of these assets including, realized gains and losses, net interest spread, and any related hedging gains and losses. Such management fees are governed by a service level agreement with an affiliate. The fees are recognized as earned and settled monthly through the intercompany account. On August 1, 2007, the Company ceased its involvement in the conduit management business and transferred all related activities to an affiliate. The transfer of the activities and related assets and liabilities under management resulted in no gain or loss to the Company consistent with the terms and conditions of the service level agreement.

(i) Underwriting Income

Revenue earned is recognized on the settlement date of the respective underwritten transactions.

(j) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect at the time transactions occur. Gains or losses resulting from foreign currency transactions are included in net earnings.

(k) Capitalized Software Costs

Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed and of salary costs relating to employees' time spent on the software project

during the application development stage. Internally developed software is amortized over six to ten years using the straight-line method.

Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair value at the date of evaluation.

(l) ***Depreciation***

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(m) ***Exchange Memberships***

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment existed before or at December 31, 2007 and the exchange memberships are recorded at cost.

(n) ***Statement of Cash Flows***

For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

(o) ***Income Taxes***

The Company uses the balance sheet method to account for income taxes. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and recognizes enacted changes in tax rates and laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company is included in the consolidated federal income tax return and various combined or consolidated state income tax or franchise tax returns. Under a tax sharing agreement with CFC, the Company pays CFC an amount equal to the marginal increase in tax liability resulting from the Company's inclusion in the combined or consolidated income tax returns of CFC (marginal increase method). The tax agreement provides for settlement via recordation through the intercompany account.

(Continued)

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 was issued to clarify the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, relating to the recognition of income tax benefits derived from uncertain tax positions.

The marginal increase method calculates taxes based upon the tax rates which are more likely than not to apply in the current and future periods. Therefore, the Company generally does not recognize the benefits of uncertain tax positions which may be recorded at CFC.

(p) Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards No. 123R, *Accounting for Share-Based Payment*, (SFAS 123R), the Company charges the unamortized value of previously granted employee stock options to compensation expense. For awards made on or after January 1, 2006 made to retirement-eligible employees and that vest upon retirement, the Company is required under SFAS 123R to immediately charge the associated value to expense. The value of grants made on or after January 1, 2006, to other employees must be amortized over the lesser of (a) the nominal vesting period or (b) for options that vest upon retirement, the period until the grantee becomes retirement-eligible. Prior to January 1, 2006, the Company recognized compensation expense related to its stock option plans only to the extent that the fair value of the shares at the grant date exceeded the exercise price.

As of December 31, 2007, the Company has awarded stock options and shares of restricted stock that, depending on the year granted and other factors, have different vesting requirements. Generally, stock options issued before 2004 vest over a period of three to four years and expire five or ten years after the grant date. Stock options awarded in 2004 become vested upon attainment of specific earnings performance targets or, in any event, four and a half years after the grant date regardless of attainment of the earnings targets and expire five years after the date of grant. Generally, stock options granted in 2005 were fully vested on the grant date. Stock options and stock appreciation rights awarded in 2007 vest over a three-year period and expire five to ten years after grant date. Off-cycle awards and awards to new employees have various vesting schedules. Generally, restricted stock awards vest over three years although some restricted stock awards granted in 2004 had a performance-based component similar to the stock options granted that year.

The charge under SFAS 123R for the year ended December 31, 2007, was approximately $5.7 million to compensation expense. There is no remaining unrecognized compensation cost related to unvested awards as of December 31, 2007. Restricted stock expense for the year ended December 31, 2007, amounted to approximately $1.1 million.

Stock option and stock appreciation right transactions for the Company under the Plans are as follows:

	Number of shares	Weighted average exercise price
Outstanding at beginning of year	2,609,314	$ 27.87
Granted	1,045,219	32.73
Exercised	(381,860)	20.99
Expired, canceled, or transferred	(246,866)	33.00
Outstanding at end of year	3,025,807	30.23
Exercisable at end of year	1,582,388	26.73

Outstanding stock options and stock appreciation rights under the Plans as of December 31, 2007 are summarized below:

	Outstanding			Exercisable	
Exercise price range	Weighted average remaining contractual life (years)	Number	Weighted average exercise price	Number	Weighted average exercise price
$ 9.60 – 12.94	4.1	254,398	10.55	254,398	10.55
12.95 – 18.98	5.3	268,054	16.30	268,054	16.30
18.99 – 31.85	—	—	—	—	—
31.86 – 36.45	3.4	2,503,355	33.73	1,059,936	33.25
	3.5	3,025,807	30.23	1,582,388	26.73

Stock option and stock appreciation right exercise activity for the year ended December 31, 2007 is summarized below (dollars in thousands):

Cash proceeds	$	2,247
Intrinsic value	$	6,218

The table below summarizes restricted stock activity and related information for the year ended December 31, 2007 (dollars in thousands):

	Number of shares		Weighted average grant date fair value
Outstanding at beginning of year	40,140	$	29.79
Granted	29,083		32.73
Vested	(33,347)		28.38
Canceled	—		—
Outstanding at end of year	35,876		33.45

The weighted average assumptions used to value grants of stock options and stock appreciation rights and the resulting average estimated values were as follows:

Expected life (in years)	4.1
Risk-free interest rate	4.5%
Dividend yield	1.8%
Expected volatility	0.3

The average fair value of options and stock appreciation rights granted in 2007 was $8.82 per share.

The Company began using a lattice model to estimate the fair value of certain stock awards (i.e., stock appreciation rights and options) granted after the first quarter of 2007. Management believes the lattice model provides a better estimate of the fair value of those awards because it permits probabilities to be assigned to future changes in key assumptions (e.g., risk-free interest rate, stock volatility, and dividend rate). It also derives an expected term that captures patterns of exercise by participants prior to the end of the stated terms of those awards.

(q) ***Recently Issued but not Adopted Accounting Standards***

Statement of Financial Accounting Standards No. 157 (SFAS 157)

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 provides a framework for measuring fair value when such measurements are used for accounting purposes. The framework focuses on an exit price in the principal (or, alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants. SFAS 157 establishes a three-tiered fair value hierarchy with the Level 1 representing quoted prices for identical assets or liabilities in an active market and Level 3 representing estimated values based on unobservable inputs. Under SFAS 157, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values. The

Company adopted SFAS 157 on its effective date of January 1, 2008, and it does not expect the financial impact, if any, to be material.

Statement of Financial Accounting Standards No. 159 (SFAS 159)

In February 2007, the FASB issued SFAS No. 159 (SFAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*. SFAS 159 permits fair value accounting to be irrevocably elected for certain financial assets and liabilities on an individual contract basis at the time of acquisition or at a remeasurement event date. Upon adoption of SFAS 159, fair value accounting may also be elected for existing financial assets and liabilities. For those instruments for which fair value accounting is elected, changes in fair value will be recognized in earnings and fees and costs associated with origination or acquisition will be recognized as incurred rather than deferred. SFAS 159 is effective January 1, 2008, with early adoption permitted as of January 1, 2007. The Company has adopted SFAS 159 concurrent with the adoption of SFAS 157 on January 1, 2008, and it does not expect the financial impact to be material.

FASB Interpretation No. 39-1 (FIN 39-1)

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1 (FSP FIN 39-1), *Amendment of FASB Interpretation No. 39*. FSP FIN 39-1 amends certain paragraphs of FASB Interpretation Number 39, *Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105*, (FIN 39) to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. Upon application, the Company shall be permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The Company adopted FSP FIN 39-1 on its effective date of January 1, 2008, and it does not expect the financial impact to be material.

(3) Cash Segregated under Federal Regulations

Cash of $52.5 million at December 31, 2007 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) Receivables from and Payables to Broker/Dealers and Clearing Organizations

The receivables from and payables to broker/dealers and clearing organizations at December 31, 2007 consist of the following:

		Receivables	Payables
		(Dollars in thousands)	
Deposits for securities borrowed/loaned	$	928,857	—
Securities failed to deliver/receive		42,680	92,340
Receivables from/payables to clearing organizations		379,274	315,528
Margin deposited and open trade equity on commodity transactions		3,941	—
Unsettled trades, net		—	800,976
Other		11	1,719
	$	1,354,763	1,210,563

Securities failed to deliver and failed to receive represent the contract value of securities that have not been delivered or received by the settlement date of the trade. Margin deposits held at clearing institutions are included in receivables from clearing organizations. Margin deposits include enhanced margin requirements on collateral as required by some institutions.

(5) Receivables from and Payables to Customers

Customer securities transactions are recorded on a settlement-date basis, which is generally one to three business days after the trade-date, while the related revenues are recorded on a trade-date basis. Receivables from and payables to customers include amounts related to cash transactions. Securities owned by customers, including those that collateralize these transactions, are generally not reflected in the consolidated statement of financial condition.

(Continued)

(6) Trading Securities Owned and Trading Securities Sold, Not Yet Purchased

Trading securities owned, at fair value, including amounts pledged as collateral, and trading securities sold, not yet purchased, at fair value, consist of the following at December 31, 2007:

	Owned	Sold, not yet purchased
	(Dollars in thousands)	
Mortgage pass-through certificates	$ 13,767,268	—
Collateralized mortgage obligations	2,037,274	—
U.S. Treasury securities	1,718,564	1,858,219
Agency debt securities	781,470	401,298
Asset-backed securities	175,667	—
Derivative financial instruments	279,272	210,208
Commercial paper and certificates of deposit	5,926	—
Residual interests	7,953	—
Other securities	3,254	903
	$ 18,776,648	2,470,628

Collateral pledged, including deposits of $124.5 million with clearing organizations to fulfill margin requirements, is included in trading securities owned and had a fair value of $6.9 billion. Collateral pledged where the secured party does not have the right to sell or repledge such collateral is included in trading securities owned and had a fair value of $8.9 billion at December 31, 2007.

Fair value for U.S. Treasury and agency mortgage backed securities is determined using quoted market prices. If quoted market prices are not available, which is generally the case for other types of securities held in the trading portfolio, fair value is determined in good faith by management based on other relevant factors, including dealer price quotations, prices available for similar instruments, and valuation pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the securities. For certain securities, extrapolation or other methods are applied to observed market or other data to estimate assumptions that are not observable. These estimates and judgments are inherent in the determination of the fair values of trading securities and the exercise of such estimates and judgments can impact the Company's earnings.

(7) Other Assets

Amounts included in other assets as of December 31, 2007 consist of the following (dollars in thousands):

Principal and interest receivable	$	102,573
Capitalized software, net		22,674
Prepaid expenses		8,217
Other		2,837
	$	136,301

(8) Accounts Payable and Accrued Liabilities

Amounts included in accounts payable and accrued liabilities as of December 31, 2007 consist of following (dollars in thousands):

Accrued compensation	$	58,809
Securitization and underwriting liabilities		44,579
Accrued interest		25,892
Accounts payable		7,874
Other		2,781
	$	139,935

(9) Bank Loans

The Company obtains short-term borrowings through unsecured bank loans. At December 31, 2007, the overnight bank loan was not utilized. The interest rates on short-term borrowings are generally based on the federal funds rate plus a margin determined at the time of the transactions. During the year ended December 31, 2007, the weighted average interest rate on bank loans was 5.70%.

(10) Transactions with Affiliates

The Company receives fees from its affiliates for trading, underwriting transactions, and conduit management activities, and also compensates affiliates for arrangement of trades. For the year ended December 31, 2007, these fees consisted of the following (dollars in thousands):

Conduit management fees	$	226,866
Underwriting fees		49,830
Compensation paid for arranger fee agreements		(14,925)

Compensation paid to affiliates for arrangement of trades is presented as a reduction of revenues earned, and is included in other income in the consolidated statement of earnings. In addition, the Company paid $0.6 million of net interest related to conduit management activities.

The Company reimburses affiliates, or is reimbursed by affiliates, for certain operating expenses. For the year ended December 31, 2007, these reimbursed expenses consisted of the following (dollars in thousands):

Expenses paid to affiliates:		
Management fees paid to an affiliate	$	17,253
Other direct allocation by an affiliate		9,314
Communications and data processing		5,590
Employee benefit plans		3,150
Group insurance		2,883
Occupancy and equipment		2,838
Legal fees		2,083
Expenses reimbursed by affiliates:		
Management fees received from affiliates		(18,803)
Reimbursement for seconded employees		(2,719)

Gains and losses arising from securities and underwriting transactions with affiliates are settled through the standard securities settlement process. Compensation for arranger fees is cash settled on a monthly basis. All other fees and expenses are charged or credited through the intercompany accounts.

The Company maintains intercompany payables and receivables with various affiliates to facilitate the reimbursement of fees and expenses. As of December 31, 2007, the intercompany payables amounted to $153.9 million. Interest is incurred or credited at market rates. The net interest expense on this net payable was based upon a weighted average interest rate of 5.27% for the year. Net interest on the intercompany balances amounted to an expense of $10.1 million for the year ended December 31, 2007.

During the year, due to significant disruptions in the global capital market conditions, the Company borrowed $3.8 billion from an affiliate under an unsecured credit arrangement. As of December 31, 2007, this unsecured borrowing had been repaid in full. The interest on this unsecured borrowing amounted to $20.6 million with an average interest rate of 5.26%.

Outstanding at December 31, 2007 with affiliates, at contractual amounts including accrued interest, were reverse repurchase agreements in the amount of $3.7 billion, and repurchase agreements in the amount of $2.3 billion. Net interest earned on these agreements was $187.2 million for the year ended December 31, 2007. In addition, during the year ended December 31, 2007, the Company purchased $215.2 billion of trading securities from and sold $87.9 billion of trading securities to affiliates at prevailing market prices.

Outstanding at December 31, 2007 with affiliates, are receivables in the amount of $136.3 million and payables of $13.5 million related to derivative financial instruments (see Swap agreements in note 15) used for the purposes of economic hedging. The company has received cash margin to secure the receivables in the amount of $138.2 million. The gross notional amount of these derivative financial instruments is $11.0 billion. The receivables and payables are included in trading securities owned and trading securities sold at fair value, respectively. The cash collateral received is recorded gross and is included in payables to customers on the statement of financial condition.

The following table reflects the receivables and payables from or to affiliates by instrument type (dollars in thousands):

		Receivable/ (payable)
Credit default swap agreements	$	147,257
Interest rate swap agreements		(19,512)
Total return swap agreements		(4,949)
Digital interest rate floor contracts		38
	$	122,834

The Company has available, but did not draw against during the year ended December 31, 2007, in subordination agreements with affiliates amounting to $600 million (see Note 14).

(11) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined in the rule, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in the rule. At December 31, 2007, the Company's net capital was $1.0 billion and net capital in excess of the minimum required was $1.0 billion. The Rule prohibits the Company from withdrawing equity capital or making distributions to its stockholder (the Parent) if resulting net capital would be less than 5% of aggregate debits arising from customer-related receivables as computed in accordance with the rule. The Company is evaluating various alternatives related to its capital structure, which may result in a withdrawal of capital in the next six months.

(12) Employee Benefit Plans

Eligible full-time employees of the Company are covered under CFC's employee benefit plans, including dental, medical, life insurance, dependent care, and others. A portion of the employee benefit plan expense is allocated to the Company based on the Company's employees' participation in these plans. The Company's expense related to these plans was $2.9 million for the year ended December 31, 2007 (see note 10).

(Continued)

Eligible full-time employees of the Company are also covered under a variety of CFC plans. For employees hired prior to January 1, 2007, CFC has a defined benefit pension plan. For employees hired after December 31, 2005, CFC makes supplemental contributions to tax deferred savings and investment plans. A portion of the defined benefit pension plan expense is allocated to the Company based upon the percentage of the Company's salary expense to the total salary expense of CFC and its subsidiaries, and based on the Company's employees' participation in these plans. The Company's expense related to these plans was $3.2 million for the year ended December 31, 2007 (see note 10). Because the Company participates in these plans with other subsidiaries of CFC, an analysis setting forth the funded status at December 31, 2007 cannot be separately determined for the Company.

In September 2006, the FASB issued SFAS No. 158 (SFAS 158), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statement Nos. 87, 88, 106, and 132(R). The Company is part of a multiemployer plan and, consequently, records no pension liability other than one attributable to our contribution to that plan.

During 2007, the Company sold assets of $117.0 million and liabilities of $113.0 million associated with a nonqualified pension plan to its Parent for proceeds of $4 million.

(13) Commitments and Contingencies

(a) Committed Repurchase Facilities

The Company has available $2.5 billion of committed, highly reliable repurchase facilities at December 31, 2007. The commitment fee for this repurchase line is 0.50%, and the expense recognized during 2007 amounted to $8.3 million. As of December 31, 2007, the Company had not drawn against this committed repurchase facility. This facility has an expiration date of February 28, 2008.

(b) Underwriting

In connection with the Company's underwriting activities, the Company had commitments to purchase $49.9 million and sell $36.0 million new issues of primarily agency securities at December 31, 2007.

(c) Leases

The Company occupies office space under leases that expire at various dates through 2016. Future minimum aggregate annual rentals payable under noncancelable leases are approximately as follows (dollars in thousands):

Year ending December 31:		
2008	$	3,075
2009		2,890
2010		2,931
2011		2,475
2012		2,034
Thereafter		3,149
	$	16,554

The various leases contain provisions for periodic escalations evolving from increased operating and other costs. Rental expense under these leases was $1.6 million for 2007 and is included in other operating expenses in the consolidated statement of earnings.

(d) Litigation

The Company is a defendant in various legal proceedings involving matters generally incidental to its business. Although it is difficult to predict the ultimate outcome of these proceedings, management believes, based on discussions with counsel, that liabilities beyond those already recorded, if any, will not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

(14) Liabilities Subordinated to Claims of General Creditors

All borrowing lines under subordination agreements are with affiliates. The Company has total lines of credit from affiliates subject to subordination agreements of $600.0 million. These lines of credit were not utilized by the Company at any time during the year ended December 31, 2007.

(15) Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or, if market prices are not readily available, fair value. Assets which are recorded at carrying amounts that approximate fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's short-term liabilities, such as bank loans, repurchase agreements, securities loaned, customer payables, and certain other payables are recorded at carrying amounts that approximate fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight; therefore, their fair values are not materially affected by changes in interest rates. The estimated fair values of these financial instruments at December 31, 2007, are as follows:

	Assets (liabilities)	
	Carrying amount	Fair value
	(Dollars in thousands)	
Repurchase agreements	$ (19,011,865)	(18,987,597)
Reverse repurchase agreements	4,048,024	4,033,187
Securities borrowed	928,857	928,857

The fair values of repurchase agreements, reverse repurchase agreements, and securities borrowed are based on current market rates at December 31, 2007 and are reported in the consolidated statement of financial condition at market value, or at carrying amounts that approximate fair value.

Fair values of forwards, swaps, and options contracts are recorded in trading securities owned or trading securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from or payables to brokers/dealers and clearing organizations, as applicable.

Derivative financial instruments used for trading purposes, including hedges of trading instruments and for risk management purposes relating to conduit management activities, are carried at market value or if market value prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forward contracts of to-be-announced securities (TBAs), interest rate, credit default, and total return swaps, and options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

The following table summarizes the notional amounts of these derivative contracts and fair values of the related assets and liabilities at December 31, 2007:

	Notional amount	Gross fair value assets	Gross fair value liabilities
		(Dollars in thousands)	
Sale of forward contracts	$ 97,381,782	—	(967,546)
Purchase of forward contracts	83,109,136	913,777	—
Futures contracts	4,902,700	4,296	(14,821)
Options held	4,600,000	317	—
Options written	4,725,000	—	(903)
Interest swap agreements	840,020	4,890	(24,402)
Credit default swap agreements	6,646,000	1,620,549	(1,473,292)
Total return swap agreements	3,150,000	26,896	(31,845)
Digital floors contract	400,000	38	—

During 2007, the Company earned a $368.2 million gain from credit default swaps used to moderate credit spread risk. Unrealized and realized gains or losses on these credit default swaps are recognized currently in the consolidated statement of earnings in securities trading and conduit management fees, as applicable.

(16) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, delayed deliveries, TBAs, securities purchased and securities sold on a when-issued basis (when-issued securities), and interest rate and credit default swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Futures, forwards, options, TBAs, and when-issued securities provide for the delayed delivery of the underlying instrument. Interest rate and credit default swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest.

In addition, the Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2007 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2007.

(Continued)

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(17) Credit Risk

The Company is engaged in various trading activities with counterparties, primarily broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of nonperformance depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has established credit policies applicable to making commitments involving financial instruments. Such policies include credit reviews, approvals, limits, and monitoring procedures. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances, including cash segregated in compliance with federal regulations, in financial institutions. The balances with each of two financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 and the balance in the other financial institution is not insured. As of December 31, 2007, uninsured amounts held at these financial institutions totaled $82.8 million. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(18) Consolidated Subsidiary

The following is a summary of certain financial information of the Subsidiary (dollars in thousands):

		Countrywide Capital Markets Asia Ltd.
Total assets	$	5,961
Stockholder's equity		4,892
Net loss		(1,528)

(Continued)

The $4.9 million of stockholder's equity of the broker/dealer subsidiary is not included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are not readily available for the protection of the Company's customers, broker/dealers, and other creditors, as permitted by Rule 15c-3-1. The subsidiary's Tokyo, Japan sales office was closed on November 30, 2007, and all activity has ceased.

(19) Income Taxes

Components of the provision for income taxes (benefits) are presented below (dollars in thousands):

Current:		
Federal	$	3,769
State		883
Foreign		(1,021)
		3,631
Deferred:		
Federal		29,786
State		8,104
		37,890
Total income tax expense	$	41,521

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate as reflected in the consolidated statement of earnings:

Statutory federal income tax rate	35.00%
State income and franchise taxes, net of federal tax effect	5.54%
Other	(1.20)%
Effective income tax rate	39.34%

(Continued)

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities are presented below (dollars in thousands):

Deferred income tax assets:		
Employee benefits	$	24,754
Allowance for losses		2,187
Other		1,204
		28,145
Deferred income tax liabilities:		
Depreciation and amortization		6,033
Other		689
		6,722
Deferred income tax assets, net	$	21,423

Management believes that a valuation reserve is not required for any of the Company's deferred tax assets since it is more likely than not that these assets will be realized either through carry back to the Company's taxable income in prior years or as a result of future taxable income of the Company and CFC's consolidated group, including reversals of existing temporary differences.

Foreign pretax losses approximated $2.5 million in 2007. Earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. The Company is required to provide U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent such earnings are indefinitely invested outside the U.S. At December 31, 2007, the Company had no accumulated undistributed earnings on non-U.S. subsidiaries.

As of January 1, 2007 and December 31, 2007, the Company had no unrecognized tax benefits on uncertain tax position. Therefore, no interest and penalties were accrued on uncertain tax position at December 31, 2007.

The tax years that remain subject to examinations are 2005 and forward by the Internal Revenue Service, and 2002 and forward by the California Franchise Tax Board.

(20) Representations and Warranties Related to Conduit and Underwriting Activities

The Company provides representations and warranties to counterparties in connection with a variety of transactions and may indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business related to its conduit and underwriting activities, and are initially recorded at fair value and changes are recorded in earnings based on estimated default rates and loss severities. Such liabilities totaling $40.1 million are included in accounts payable and accrued liabilities at December 31,

2007. The Company reduced provisions for losses on representations and warranties in other income by $5.0 million for the year ended December 31, 2007, and charged $8.7 million against its underwriting representations and warranties during the year ended December 31, 2007.

In addition, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(21) Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

(a) Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN 45. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

(b) Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(c) Other Guarantees

The Company may indemnify securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

(22) Subsequent Events

On January 11, 2008, Countrywide Financial Corporation, the ultimate Parent, entered into a Merger Agreement with Bank of America.

SUPPLEMENTARY INFORMATION

Schedule I

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

Net capital:		
Stockholder's equity	$	1,402,349
Total capital and allowable subordinated liabilities		1,402,349
Deductions and/or charges:		
A. (1) Nonallowable assets:		
Receivables from brokers and dealers		11
Receivables from customers		4,461
Memberships in exchanges		686
Investments and receivables from affiliates		6,825
Furniture, equipment, and leasehold improvements, net		38,938
Other nonallowable assets		32,636
		83,557
(2) Additional charges on customers' securities accounts:		2,950
B. Aged fails to deliver		
Number of items – 87		1,356
C. Commodity futures contracts		6,178
D. Other deductions and/or charges		97,525
		191,566
Net capital before haircuts on security positions		1,210,783
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)):		
Trading and investment securities:		
1. Contractual commitments		965
2. Bankers' acceptances, CDs, and commercial paper		908
3. U.S. and Canadian government obligations		68,916
4. Corporate obligations		85,586
5. Other securities		—
6. Undue concentration		—
7. Securities with no ready market		31,461
		187,836
Net capital	$	1,022,947
Net capital requirements/percentage:		
Minimum net capital requirement (2% aggregate debit items)	$	2,893
Excess reverse repurchase capital requirement		4,579
Net capital requirement (minimum requirement)		7,472
Excess net capital		1,015,475
Excess net capital greater than 5% of aggregate debits, including excess reverse repurchase requirement		1,011,136
Percentage, net capital to aggregate debit items		707%

There are no material differences between the above computation and the computation included with the Company's FOCUS Form X-17A-5 for the period ending December 31, 2007 filed on January 25, 2008.

See accompanying independent auditors' report.

Schedule II

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	32,683
Customers' securities failed to receive		127,977
Credit balances in firm accounts, which are attributable to principal sales to customers		2,375
Market value of short securities and credits in all suspense accounts over 7 business days		15
Total credits		163,050
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		137,056
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		2,016
Failed to deliver of customers' securities not older than 30 calendar days		5,566
Aggregate debit items		144,638
Less 3% (for alternative method only)		(4,339)
Total Rule 15c3-3 debits		140,299
Excess of total credits over total debits	$	22,751
Amount held on deposit in "reserve" bank account including value of qualified securities at end of reporting period	$	52,500
Withdrawal on January 3, 2008		(4,000)

There are no material differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 for the period ending December 31, 2007 filed on January 25, 2008.

See accompanying independent auditors' report.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

	Value	Number
Market valuation and number of items for:		
1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ —	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	—	—

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Countrywide Securities Corporation:

In planning and performing our audit of the consolidated financial statements of Countrywide Securities Corporation and subsidiary (the Company), a wholly owned subsidiary of Countrywide Capital Markets, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END